Exhibit 12.1

South State Corporation

	Years ended December 31,
	2017		2016		2015		2014		2013

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	32.99	x	50.94	x	42.31	x	14.70	x	11.91	x

Including interest on deposits	10.58	x	18.33	x	14.69	x	7.36	x	5.82	x

Net income	$87,554		$101,282		$99,473		$74,364		$47,865
Provision for income taxes	81,251		52,760		50,902		35,991		25,355
Interest expense:
Interest expense on deposits	12,353		5,803		7,344		9,301		8,489
Interest expense on borrowings	4,661		2,514		2,984		6,361		4,498
Dividends on preferred stock	—		—		—		1,073		1,354
Portion of rental expense deemed to represent interest	615		571		656		622		858

Earnings (including interest on deposits)	$186,434		$162,930		$161,359		$127,712		$88,419
Fixed Charges (including interest on deposits)	17,629		8,888		10,984		17,357		15,199

Earnings (excluding interest on deposits)	174,081		157,127		154,015		118,411		79,930
Fixed Charges (excluding interest on deposits)	5,276		3,085		3,640		8,056		6,710